UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
 OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-39595-01

FelCor Lodging Limited Partnership

(Exact name of registrant as speciﬁed in its charter)

c/o RLJ Lodging Trust, 3 Bethesda Metro Center, Suite 1000, Bethesda, MD 20814

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Not applicable (1)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certiﬁcation or notice date: two (2)

(1) FelCor Lodging Limited Partnership has no securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, FelCor Lodging Limited Partnership has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

FelCor Lodging Limited Partnership

Dated: September 28, 2021	By:	/s/Sean M. Mahoney
Sean M. Mahoney
Executive Vice President and Chief Financial Officer